Exhibit 7

Computation of Ratios for Fiscal Year ended December 31, 2015, 2016 and 2017

	2015	2016	2017
	CNY’000	CNY’000	CNY’000
Current assets (a)	57,580	36,242	29,411
Current liabilities (b)	123,889	76,296	45,253
Current ratio (c=a/b)	0.46	0.48	0.65
Working capital (d=a-b)	(66,309)	(40,054)	(15,842)
Total interest-bearing debt (i)	—	—	—
Total shareholders’ equity (j)	(17,799)	13,195	(15,505)
Total capital (k=i+j)	(17,799)	13,195	(15,505)